FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: January 20, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

January 20, 2005

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON REPORTS RECORD GOLD PRODUCTION IN 2004

Vancouver, BC - Wheaton River Minerals Ltd. (“Wheaton”) (TSX: WRM; AMEX: WHT) is pleased to report:

•

A 34% increase in production to 621,000 gold equivalent ounces (513,000 ounces of gold and 6.7 million ounces of silver) in 2004, compared to 464,000 gold equivalent ounces in 2003.

•

2004 cash costs of less than zero US dollars per gold equivalent ounce, compared to US$61 in 2003.

•

Production projected to increase to 675,000 gold equivalent ounces in 2005 and 955,000 in 2006, as Wheaton’s new mines are brought on stream.

Ian Telfer, Chairman & Chief Executive Officer of Wheaton, said, “Wheaton has previously proven its ability to add significant shareholder value by making high quality acquisitions. I am extremely proud of our strong operating team, who continue to demonstrate that their experience and dedication are maximizing shareholder returns. We exceeded production targets at each operation and reduced operating costs to record lows".

OPERATIONS

	PRODUCTION
	2003 Actual	2004 Plan	2004 Actual	2005 Plan	2006 Forecast
Gold (ounces)
Luismin	106,900	105,000	132,500	142,000	157,000
Los Filos	-	-	-	-	86,000
Peak	92,300	125,000	142,700	136,000	162,000
Alumbrera	183,000	213,800	237,700	208,000	224,000
Amapari	-	-	-	61,000	189,000
	382,200	443,800	512,900	547,000	818,000
Silver (ounces)
Luismin	6,086,000	6,700,000	6,666,000	7,879,000	8,488,000

Gold Equivalent (ounces)	463,800	534,700	621,100	675,000	955,000

Copper (pounds)
Peak	3,614,000	4,409,000	6,637,000	6,636,000	7,278,000
Alumbrera	120,364,000	144,678,000	145,865,000	151,419,000	150,685,000
	123,978,000	149,087,000	152,502,000	158,055,000	157,963,000

Luismin Mines

In 2004, Luismin achieved its highest production and lowest costs in its history. Under Wheaton control, Luismin has increased investment in infrastructure and exploration which has allowed for access to better grades and increased haulage efficiency.  Operational improvements include improving mine dilution from 12% to 10%, as well as reducing energy costs by 15%.  The San Dimas mine has continuously improved labour efficiency over the past four years, reducing total manpower from 1,043 persons in 2001 to 867 workers in 2004, despite increased production.  At the same time, the company has increased training and improved working conditions.

Peak Mine

2004 gold production was the best since 1997, with record mill throughput and lowest ever operating costs. Since acquisition in March, 2003 significant improvements have been made in terms of mine design, overall productivity and operating costs. The Peak operation continues to make further improvements overall, with the main priority to lift mill throughput by 15% to 750,000 tpa by the end of 2005.

Alumbrera Mine

Alumbrera continues to exceed expectations with 2004 production of 237,700 ounces of gold, an improvement of 11% over plan.  The mill throughput rate for December broke another monthly record at Alumbrera as the processing operation continues to improve following the flotation circuit expansion in 2004. This exemplary operation continues to be a major contributor to the Wheaton group results. Wheaton received a cash dividend of US$28M from Alumbrera in December 2004, bringing the total cash distributions received during the year to over US$125M.

Amapari Project

Progress on the construction of the Amapari project has exceeded expectations, with the project on budget and ahead of schedule. The bulk earth moving and civil works have been completed, and pit pre-stripping is well underway. Steel erection is now proceeding in parallel with major concrete works, and plastic liners are being laid on the leach pads and inside the solution ponds. The leach boom stacker is being assembled in readiness for first ore, now anticipated during the third quarter of 2005. Over 1300 personnel are on site as construction activities reach their peak. In December, exploration drilling commenced on the Vila De Meio trend immediately south of the existing planned pits.

Los Filos Project

The Los Filos feasibility study is near completion, and is expected by March 31, 2005. All necessary surface rights were granted in 2004 and an extensive community relations program is well underway. Metallurgical studies are showing better than expected metal recoveries and lower than expected consumable costs, both of which are very positive for the project economics.  Drilling is underway to the east, the northeast and in the former Aguita open pit. Exploration work is also underway on a number of regional targets.

Qualified Person

Certain information in this press release has been reviewed by and prepared under the supervision of Randy V.J. Smallwood, P.Eng., Director of Project Development of Wheaton.  Mr. Smallwood is a qualified person under National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for the company on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Julia Hasiwar

Director, Investor Relations

Wheaton River Minerals Ltd.

Telephone: 604-696-3011

Fax: (604) 696-3001

e-mail: ir@wheatonriver.com

website:  www.wheatonriver.com